UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)

Multiband Corporation

(Name of Issuer)

Common Stock, .001 Par Value
(Title of Class of Securities)

62544X100
(CUSIP Number)

with a copy to:
Austin W. Marxe                                                                                             Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600                                                                                        Lowenstein Sandler PC
New York, New York 10022                                                                                             65 Livingston Avenue
         Roseland, N.J. 07068
        (973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

S5313/1
08/04/11 1278889.03

Cusip No. 62544X100
1.           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

Austin W. Marxe and David M. Greenhouse

2.           Check the Appropriate Box if a Member of a Group (See Instructions):
(a)           [    ]                                 Not Applicable
(b)           [    ]

3.           SEC Use Only

4.           Source of Funds (See Instructions):  00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.           Citizenship or Place of Organization:                                    United States

Number of                 7.Sole Voting Power: 0*
Shares Beneficially       8.Shared Voting Power:  1,674,029*
Owned by Each
Reporting Person with     9.Sole Dispositive Power: 0*
                          10.Shared Dispositive Power: 1,674,029*

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  1,674,029 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):	Not Applicable

13.           Percent of Class Represented by Amount in Row (11):  7.7% *

14.           Type of Reporting Person (See Instructions):       IA, IN

* This is a joint filing by Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”).  Marxe and Greenhouse share sole voting and investment power over 1,674,029 shares of Common Stock owned by Special Situations Fund III QP, L.P.  See Items 2 and 5 of this Schedule 13D, as amended, for additional information.

Item 1.                      Security and Issuer.
This schedule relates to the common stock of Multiband Corporation (the “Issuer”).  The Issuer’s principal executive officers are located at 9449 Science Center Drive, New Hope, Minnesota 55428.

Item 2.                      Identity and Background.
The persons filing this report are Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”), who are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of MGP Advisers Limited Partnership (“MGP”), the general partner of Special Situations Fund III QP, L.P. (the “Fund”).  AWM also serves as the investment adviser to the Fund.  Marxe and Greenhouse are collectively referred to herein as the “Reporting Persons.”

The principal office and business address of the Reporting Persons is 527 Madison Avenue, Suite 2600, New York, NY 10022.

The principal business of the Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.
The Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.                      Purpose of Transaction.

On June 8, 2011, the Fund received an unsolicited copy of a letter, dated June 8, 2011 (the “Unitek Letter”), to the Chairman and the Chief Executive Officer of the Issuer from Peter Giacalone, Chairman of UniTek Global Services (“Unitek”), pursuant to which Unitek proposed to acquire the outstanding capital stock of the Issuer (the “Unitek Proposal”).  In the Unitek Letter, Unitek preliminarily valued the Company at approximately $4.50 per share, on an as converted basis.  As indicated in the Unitek Letter, the Unitek Proposal represented a 40% premium over the closing share price of the Common Stock on June 7, 2011.  A copy of the Unitek Letter is attached as Exhibit 99.2 to this report and incorporated herein by reference.

The Reporting Persons believe that a combination of the Issuer with Unitek is in the best interest of the Issuer’s shareholders.  The premium represented by the Unitek Proposal would maximize shareholder value far beyond any reasonable expectation of the Issuer’s ability to generate shareholder value through a go-it-alone strategy.  The Reporting Persons believe that pursuing the Unitek Proposal is the only option consistent with the fiduciary duties owed by the directors to the Issuer and its shareholders.

On August 3, 2011, the Fund sent a letter to the Chairman and the Chief Executive Officer expressing its support for the Unitek Proposal and requesting that the Issuer immediately begin discussions with Unitek to negotiate the terms of a combination along the lines contained in the Unitek Letter.  A copy of the Fund’s letter is attached as Exhibit 99.3 to this report and incorporated herein by reference.

In connection with their support of the Unitek Proposal, the Reporting Persons may communicate with the Issuer, Unitek and other shareholders of the Issuer or take such other actions, including causing the Fund to acquire additional shares of the Issuer’s common stock.

Item 5.                      Interest in Securities of the Issuer.

The Fund owns 1,674,029 shares of common stock or 7.7% of the shares outstanding.  Marxe and Greenhouse share the power to vote and direct the disposition of all shares of common stock owned by the Fund.  Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 1,674,029 shares of common stock or 7.7% of the outstanding shares.

The following table reflects the sales by the Fund during the sixty days preceding the date of the event that requires the filing of this statement.  Each transaction was effected in ordinary brokerage transaction.  No other transactions occurred during the past 60 days.

A.	Special Situations Fund III QP, L.P.

Date	Quantity	Average Price
	(Buys)
During June 2011	345,382	$3.34

Date	Quantity	Average Price
(Sales)

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 99.1                                           Joint Filing Agreement.
Exhibit 99.2	Unitek Letter, dated June 8, 2011.
Exhibit 99.3	Letter, dated August 3, 2011, from the Fund to Multiband Corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2011

/s/_Austin W. Marxe
Austin W. Marxe

/s/_David M. Greenhouse
David M. Greenhouse

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

--

EXHIBIT 99.1

JOINT FILING AGREEMENT

Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D, to which this agreement is attached is filed on behalf of each of them.

/s/_Austin W. Marxe
Austin W. Marxe

/s/_David M. Greenhouse
David M. Greenhouse

                                                          EXHIBIT 99.2

June 8, 2011

Donald Miller
Chairman ofthe Board ofDirectors
James L. Mandel
ChiefExecutive Officer
Multiband Corporation
9449 Science Center Drive
New Hope MN 55428

Dear Don and Jim:

Thank you for making the time in April to discuss with me and our management team ways in which Multiband and UniTek might work together to create value for our respective shareholders. As you know from our discussions, we at UniTek believe the combination of our two companies would create an industry leader and deliver substantial shareholder value through enterprise value multiple expansion resulting from customer diversity, best practice sharing and operating synergies.

Since our meeting, we have continued to review Multiband internally and with our advisors. We remain enthusiastic about the potential for a combination between our companies and as a result are pleased to submit this non-binding proposal to acquire 100% of the outstanding shares of preferred and common stock of Multiband Corporation ( 'Multiband").

Based on our current knowledge of your operations, management and customer base, we believe that our businesses have complementary strengths, and that, among other things a combination could yield significant synergies through the implementation of best practices, broader customer diversification and the reduction of operating expenses. In short, we believe that a combination of our two companies presents a mutually attractive opportunity that will substantially benefit our respective stockholders.

To that end, I am pleased to advise you that UniTek is interested in pursuing a merger transaction with Multiband that would value Multiband at a price of approximately $4.50 for each share of outstanding Multiband common stock, with shares of Multiband s outstanding preferred stock included on an as-converted basis. The price would be payable in the form of cash and stock, with between $1.25 and $1.85 per share in cash and the remainder in UniTek common stock.

Our offer represents a 40% premium over your closing share price on June 7, 2011. We believe that your shareholders would find this price range compelling, and to that end, we are prepared to negotiate and enter into a mutually acceptable merger agreement with you.

While we have expended substantial effort in developing this value range on the basis of publicly-available information, we anticipate working diligently to complete confirmatory due diligence prior to signing a definitive merger agreement. We believe our additional confirmatory due diligence requirements could be completed quickly, likely in less than a month, and are prepared to negotiate the merger agreement, and other agreements customary for a transaction of this size, on the same time frame . We would expect the merger agreement to contain customary provisions for a transaction of this nature.

We are also willing to afford representatives of your company the opportunity to review non-public information about UniTek. To that end we would be prepared to enter into an appropriate confidentiality agreement.

This offer is dependent on exclusive discussions between our two companies. In consideration of the significant time, resources and expenses that would be committed by UniTek during the process we would require that Multiband grant UniTek an exclusivity period as we work together to finalize a transaction.

The definitive merger agreement would not be subject to a financing contingency. We have worked closely with our financial advisors and are confident in our ability to fully finance the transaction by accessing the debt markets. We do not anticipate any regulatory issues in closing this merger, and are confident of the obtaining the support of our Board of Directors and the requisite approval of our shareholders.

We stand ready to meet with you and your Board of Directors and management at any time to discuss any aspect of our proposed combination so that you will share our confidence and enthusiasm for this transaction - a transaction that serves the best interests of both of our companies and our shareholders, employees, suppliers, customers, communities and other stakeholders and constituents. To that end we would like to host you, your management team and Board of Directors at our corporate offices in Blue Bell, Pennsylvania next week.

In closing, I would like to reiterate how much I personally hope that we can complete a transaction on a mutually acceptable basis that would result in joining our companies for the future. Please feel free to contact me directly at (267) 464-1760.  Thank you for your time and consideration.

Sincerely,

Peter Giacalone
Chairman of the Board

cc:           James Rome
Wellington Management
75 State Street
Boston, MA 02109

Caitlin Wolfard
Trellus Management Co. LLC
350 Madison Avenue, 9th Floor
New York, NY 10017-3700

John A. Murphy
Alydar Partners LLC
222 Berkeley Street 1i h Floor
Boston, MA 02116-3748

Harvey PoppeI
110 EI Mirasol
Palm Beach, FL 33480

Austin W. Marxe
AWM Investment Co. Inc.
527 Madison Avenue Suite 2600
New York NY 10022-4358

Rawleigh Ralls
Lacuna LLC
1100 Spruce Street Suite 202
Boulder, CO 80302-5395

S5313/1
1278889.03

EXHIBIT 99.3
                                                       August 3, 2011

Via E-mail

Donald Miller,
Chairman of the Board of Directors
and
James L. Mandel
Chief Executive Officer
Multiband Corporation
9449 Science Center Drive
New Hope, MN 55428

Dear Don and Jim:

As you know, the Special Situations Funds are one of the largest owners of the common stock, par value $0.001 per share (the “Common Stock”), of Multiband Corporation (the “Company”).

On June 8, 2011, we received an unsolicited copy of a letter, dated June 8, 2011 (the “Unitek Letter”), to you from Peter Giacalone, Chairman of UniTek Global Services (“Unitek”), pursuant to which Unitek proposed to acquire the outstanding capital stock of the Company (the “Unitek Proposal”).  In the Unitek Letter, Unitek preliminarily valued the Company at approximately $4.50 per share, on an as converted basis.  As indicated in the Unitek Letter, the Unitek Proposal represented a 40% premium over the closing share price of the Common Stock on June 7, 2011.

As you know, upon receipt of the Unitek Letter, we spoke to you about our support for the Unitek Proposal and encouraged the Board of Directors of the Company to pursue the Unitek Proposal in order to maximize shareholder value.  We also advised you that based on our belief that the suggested valuation for acquiring Multiband was preliminary, it was likely that Unitek would have been willing to increase the offer price above $4.50 during the process of negotiation with the Company.

Notwithstanding the fact that the original offer contained in the Unitek Proposal continues to represent a significant premium over the current trading price of the Common Stock (60% based on the current stock price), we understand that the Board of Directors has determined not to pursue the Unitek Proposal.

We believe that Unitek continues to be interested in pursuing the Unitek Proposal and that Unitek may be willing to significantly enhance the terms of the original Unitek Proposal by, among other things, significantly increasing the cash portion of the offer.

We believe that a combination of the Company with Unitek is in the best interests of the Company’s shareholders.  The premium represented by the Unitek Proposal would maximize shareholder value far beyond any reasonable expectation of the Company’s ability to generate shareholder value through a go-it-alone strategy.  We believe that pursuing the Unitek Proposal is the only option consistent with the fiduciary duties owed by the directors to the Company and its shareholders.

As the Company’s largest shareholder, e request that you immediately begin discussions with Unitek to negotiate the terms of a combination along the lines contained in the Unitek Letter.

Very truly yours,

/s/ David M. Greenhouse
David M. Greenhouse
General Partner

cc:  Multiband Corporation Board of Directors
       c/o Corporate Secretary (via e-mail)